EXHIBIT 99.13
                                                                   -------------

                               LETTER OF AGREEMENT

                                     between

                                      CICP,
                        8, rue Auber 75009 PARIS, FRANCE
                                       and
                      MEDICAL ADVISORY SYSTEMS, INC. (MAS),
              8050 Southern Maryland Blvd. Owings, Maryland, 20736

During the CORIS Group International meeting held in Miami, Florida on May 8-9, 2000,

Fernando Echevarria, representing CORIS Group and its holding company CICP, met with Ron Pickett and Tom Hall, representing MAS. There was discussion concerning the business goals of both companies, and FY'99 financial information for CICP was provided to MAS by Fernando Echevarria. This Letter of Agreement sets out the intent of the parties to form a closer business relationship and the understanding between the parties with respect to the following matters:

1. A proposed $500,000 investment by MAS for 12% of CICP, to be paid $400,000 in cash and $100,000 in MAS stock;

2. A proposed Services Agreement for the international development of internet medical chat services;

3. A proposed Services Agreement for the international development of pharmaceutical, biotechnology and medical device monitoring programs and for clinical trials recruitment;

4. Other matters involving the CORIS Miami call center, the possible CICP purchase of AVI International and other business development.

With respect to Item #1:


o Fernando Echevarria has indicated that CICP is a French company in good standing with a capitalization of 7,000,000 French Francs. CICP is the holding company that has ownership interest in all of the CORIS subsidiary companies and call centers around the world. In some CORIS subsidiaries CICP has a majority ownership interest and in others a minority interest. All of the CORIS subsidiaries belong to an Association whereby they cooperate on program development and the sharing of network resources. Profit or loss representing the CICP interest in each subsidiary is consolidated in CICP accounts.

o MAS will make a cash and stock investment of $500,000 in CICP to create a closer bond between the parties and to support and promote the international development of travel medicine programs, medical internet chat programs, adverse reaction monitoring programs and clinical trial recruitment programs for the mutual benefit of both parties. CICP is accepting the investment to fund operating deficits of several of its CORIS subsidiary companies and to modernize its technical and Internet infrastructure. CICP also desires a U.S partner to further its development in the North America assistance market.

The parties agree that the investment by MAS will be for a long-term minority position in the capitalization of CICP. Likewise, CICP plans to hold the MAS shares it receives as a long-term investment.

MAS will invest $500,000 ($400,000 in cash and $100,000 in MAS stock) in CICP, with a closing date no later than July 1, 2000, subject to completion and signature by both parties of a formal Stock Purchase Agreement containing usual and customary provisions for this type of corporate transaction. The Stock Purchase Agreement will provide for a payment schedule whereby MAS will deliver stock certificates representing the non-cash portion of the investment on the date of closing, or as soon thereafter as administratively possible. MAS will pay the cash investment by installment according to a schedule mutually agreed upon by the parties, with the first installment payable on the closing date. In reaching a payment schedule, French law and the development and capital needs of CICP will be the guiding considerations. The final installment will be paid by MAS no later than December 31, 2000.

The non-cash portion of the investment will consist of shares of MAS common stock. The number of shares of stock to be delivered to CORIS will be lO,OOO shares, based on the May 16, 2000 closing price of MAS stock at $10 per share.

CICP understands that MAS stock currently trades on the American Stock Exchange (symbol: DOC). As such, MAS is subject to the rules and regulations of the U.S. Securities and Exchange Commission. CICP agrees to hold the MAS shares for at least one year and understands that the shares will bear a legend to this effect, restricting their sale on public markets.

In return for the stock and cash investment of $50O,00O, MAS will receive fully paid and non-assessable shares in CICP representing 12% of CICP common shares.

o Effective with the closing date of the investment, MAS will receive the right to appoint one seat on the CICP Board of Directors.

o MAS will receive an annual pro rata share of any dividend paid out by CICP to its shareholders.

In conjunction with the investment by MAS the parties will enter into the proposed Services Agreements outlined in items #2 and #3.

With respect to item #2:

MAS currently provides an internet medical chat service offering the opportunity for U.S. consumers to pose questions to physicians in the MAS 24-hour call center and to receive general information and articles on medical topics relevant to the questions. Consumers enter a one-on-one chat room with the physician and remain anonymous. The program is marketed in the U.S. by Americasdoctor.com, and the chat service is sponsored by U.S. hospitals. The service is currently provided in English only.

MAS is interested in expanding the service to consumers in other countries and to U.S. consumers who speak other languages. MAS is also interested in developing other types of chat services, such as for legal or technical information.

According to a schedule to be determined by mutual agreement, the parties will work together to support the development of internet chat services outside the U.S. and in other languages, using the CORIS 24-hour call centers to provide infrastructure and personnel.

The parties will cooperate to study local regulations and market conditions that would impact the development or provision of these services outside the U.S. MAS will pay for the costs of any studies and any associated training of personnel required to implement the services.

CORIS will receive reimbursement of its payroll costs of providing the services, plus reasonable overhead costs, plus a profit margin of 12%.

MAS will prepare a formal "Internet Chat" Services Agreement for signature by the parties no later than the closing date of the investment.

The Services Agreement will provide for exclusivity to protect the interests of both parties in the provision of these Internet Chat services outside the U.S. The intent of this exclusivity is to protect business development that results from the collaborative efforts of CORIS and MAS, not to restrict existing business or the development of existing business by either party.

With respect to Item #3:

MAS currently develops and provides web-enabling Applications Service Provider
(ASP) and associated 24-hour technical and medical support services to the pharmaceutical biotechnology and medical devices industries.

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

Software and services are marketed and provided in cooperation with eReseachTechnology.com using various trademarks including eSafetyNet, which refers to the program of medical monitoring for adverse effects of medications and medical devices. MAS is also involved in the recruitment of individuals to participate in clinical trials of new medications and medical devices.

The pharmaceutical and biotechnology industries are global industries. MAS would like to expand its service capabilities to allow provision of services in multiple countries according to the needs of its clients.

o According to a schedule to be determined by mutual agreement, the parties will work together to support the development of eSafetyNet and clinical trial recruitment services outside the U.S., using the CORIS 24-hour call centers to provide infrastructure and personnel.

o The parties will cooperate to study local regulations and market conditions that would impact the development of these services outside the U.S. MAS will pay for the costs of any studies and any associated training of personnel required to implement the services.

o CORIS will receive reimbursement of its payroll costs of providing the services, plus reasonable overhead costs, plus a profit margin of 12%.

MAS will prepare a formal "eSafetyNet and Recruitment" Services AGREEMENT FOR signature by the parties no later than the closing date of the investment.

o The Services Agreement will provide for exclusivity to protect the interests of both parties in the provision of these eSafetyNet and Recruitment services outside the U. S.

The Services Agreement will provide for exclusivity to protect the interests of both parties in the provision of these eSafetyNet and Recruitment services outside the U. S. The intent of this exclusivity is to protect business development that results from the collaborative efforts of CORIS and MAS, not to restrict existing business or the development of existing business by either party.

With respect to item #4:

The parties recognize that there may be synergies between the CORIS Miami call center and the MAS call center. The parties will cooperate to maximize these synergies and to promote cost savings where possible. An eventual merger of CORIS Miami call center activities into the MAS call center is envisioned, freeing CORIS Miami personnel to focus on marketing of call center services to Latin America markets. In the event of such a merger, the parties will cooperate to develop a reasonable pricing schedule for MAS case fees to other CORIS centers.

o CORIS is currently negotiating to offer call center services to, or to purchase the common stock of, AVI International, a French student insurance broker introduced to CORIS by MAS. The parties agree that the MAS call center will be used to service any AVI cases in North America that CORIS may receive as a result of this introduction. MAS agrees to use CORIS Miami for medical bill re-pricing services as may be required for these AVI cases. Billing for services will be as previously discussed between the parties.

The parties recognize that MAS may develop other international business prospects, outside the field of traditional travel assistance, that may be enhanced by a cooperative services agreement with CORIS. The parties will cooperate to develop such business for

- the mutual benefit for both parties. The guideline for pricing any work that results shall again ensure profitable operations for CORIS, i.e. payroll costs, plus reasonable overhead costs, plus 12% profit margin.

The parties recognize that CORIS is currently developing a program through travel agencies to promote the sale of travel assistance products to North American residents. The parties will cooperate to develop such business for the mutual benefit for both parties.

IN WITNESS WHEREOF, the parties are executing this Letter of Agreement indicating their intention to cooperate and proceed with the adoption of the formal agreements outlined herein.

ACCEPTED AND AGREED:

CICP.

Represented by:
     Name:
MEDICAL ADVISORY SYSTEMS, INC.

Represented by:
     Name:
Date: